

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 28, 2025

Spyros Papapetropoulos, M.D.
Chief Executive Officer
Neuphoria Therapeutics Inc.
100 Summit Dr.
Burlington, Massachusetts 01803

      Re: Neuphoria Therapeutics Inc.
           Registration Statement on Form S-3
           Filed January 24, 2025
           File No. 333-284512

Dear Spyros Papapetropoulos M.D.:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Chris Edwards at 202-551-6761 with any questions.

           Sincerely,

           Division of Corporation Finance
           Office of Life Sciences

cc: Theodore Ghorra